Exhibit 99.1

>	NICE Systems Limited	>	T	972 9 775 3777	F	972 9 743 4282	>	Insight from InteractionsTM
	8 Hapnina Street POB 690		E	info@nice.com
Ra’anana 43107 Israel

NICE Receives Multi-million Dollar Orders from Two of the Top-3 US Banks to
Address Key Business Challenges

Solutions from NICE and its fully-owned subsidiary Actimize selected to address compliance, fraud, and customer retention

Ra’anana, Israel, January 07, 2008 – NICE Systems Ltd. (NASDAQ: NICE), a leading global provider of advanced solutions that enable organizations to extract Insight from Interactions to drive performance, today announced that two of the top-3 US banks have recently placed multi-million dollar orders for NICE solutions, including NICE Perform–part of NICE SmartCenter, and for the enterprise fraud solution from Actimize, a NICE company. The solutions will be used by these leading financial institutions to deal with compliance and fraud, retain customers and gain insight into customer and market dynamics – all critical issues for these organizations.

The two US banks which are among the world’s largest financial institutions will leverage the advanced capabilities of NICE Perform to improve quality of service, customer satisfaction and operational efficiency. With NICE Perform they will be able to extract vital insights from customer interactions, delivering critical information to their contact centers and the enterprise.

One of these banks will also be using the Actimize enterprise fraud solution to monitor millions of financial transactions and activities on a daily basis. The Actimize solution was selected for its proven ability to reduce fraud losses by orders of magnitude, increase investigators’ productivity and protect the bank’s reputation.

Haim Shani Chief Executive Officer, NICE Systems Ltd. said: “This latest selection by two of the three largest banks in the US for such massive projects reflects a trend of NICE’s customers placing large-scale orders to expand their use of NICE solutions while also adding advanced applications to their implementations to address key business issues such as customer retention, operational efficiencies, compliance with regulations, and protecting enterprise assets from threats such as fraud.”

NICE SmartCenter
NICE SmartCenter provides organizations with capabilities to improve performance at the agent, operational and enterprise levels. The solution drives contact center and enterprise performance by leveraging the synergies of the combined capabilities of NICE’s offering for interactions capture, quality management, interaction analytics, workforce management, performance management, coaching, and customer feedback; each the leading solution in its category, unified within a Service-Oriented Architecture (SOA) framework, providing powerful functionality with maximum flexibility.

About NICE Systems
NICE Systems (NASDAQ: NICE) is the leading provider of Insight from Interactions solutions and value-added services, powered by the convergence of advanced analytics of unstructured multimedia content and transactional data – from telephony, web, email, radio, video, and other data sources. NICE’s solutions address the needs of the enterprise and security markets, enabling organizations to operate in an insightful and proactive manner, and take immediate action to improve business and operational performance and ensure safety and security. NICE has over 24,000 customers in 100 countries, including over 85 of the Fortune 100 companies. More information is available at http://www.nice.com.

About Actimize
Mitigating transactional risk across enterprise silos, Actimize is a leading provider of software solutions for anti-money laundering, brokerage compliance and fraud prevention. Built on a patented, scalable and extensible analytics platform, Actimize solutions enable financial institutions to increase their insight into real-time customer behavior and improve risk and compliance performance. Six of the top 10 global banks and eight of the top 10 U.S. brokerages use Actimize solutions to process hundreds of millions of transactions a day. Actimize, a NICE Systems (NASDAQ: NICE) company, has offices in New York, Israel, London and Tokyo.  For more information, go to www.actimize.com.

NICE Corporate Media Galit Belkind	NICE Systems galit.belkind@nice.com	+1 877 245 7448
NICE Investors Daphna Golden	NICE Systems ir@nice.com	+1 877 245 7449
Actimize Media Jonathan Stotts	Actimize jonathan.stotts@actimize.com	+1 212 994 3865

Trademark Note: 360° View, Alpha, ACTIMIZE, Actimize logo, Customer Feedback, Dispatcher Assessment, Encorder, eNiceLink, Executive Connect, Executive Insight, FAST, FAST alpha Blue, FAST alpha Silver, FAST Video Security, Freedom, Freedom Connect, IEX, Interaction Capture Unit, Insight from Interactions, Investigator, Last Message Replay, Mirra, My Universe, NICE, NICE logo, NICE Analyzer, NiceCall, NiceCall Focus, NiceCLS, NICE Inform, NICE Learning, NiceLog, NICE Perform, NiceScreen, NICE SmartCenter, NICE Storage Center, NiceTrack, NiceUniverse, NiceUniverse Compact, NiceVision, NiceVision Alto, NiceVision Analytics, NiceVision ControlCenter, NiceVision Digital, NiceVision Harmony, NiceVision Mobile, NiceVision Net, NiceVision NVSAT, NiceVision Pro, Performix, Playback Organizer, Renaissance, Scenario Replay, ScreenSense, Tienna, TotalNet, TotalView, Universe, Wordnet are trademarks and/or registered trademarks of NICE Systems Ltd. All other trademarks are the property of their respective owners.

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the Company’s products, inability to timely develop and introduce new technologies, products and applications, difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel, loss of market share, pressure on pricing resulting from competition, and inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the Company to differ materially from those described therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company’s reports filed from time to time with the Securities and Exchange Commission.